Exhibit 4.54

PARENT GUARANTEE

Guarantee dated as of March 15, 2015, issued by Cheetah Mobile Inc., a Cayman Islands exempted company with its principal executive offices at 12/F, Fosun International Center Tower, No. 237 Chaoyang North Road, Chaoyang District, Beijing 100022, People’s Republic of China (“Cheetah” or the “Guarantor”).

WHEREAS Hongkong Cheetah Mobile Technology Limited, a Hong Kong company, with its registered offices at Rm 1101, 11/F San Toi Bldg, No.139, Connaught Rd Central Hong Kong (the “Purchaser”) has entered into a stock purchase agreement with Mr. Vianney Settini and Mr. Guillaume Alabert (the “Founders”), funds managed by Alven Capital Partners and Newfund Management (the “Investors”) and each of the other Persons identified under the heading “Main Sellers” on Exhibit A-1 to such stock purchase agreement (collectively with the Founders and the Investors, the “Main Sellers”); Mr. Djamel Agaoua and Alven Capital Partners solely in their capacity as the Sellers’ Representatives; and MobPartner S.A.S., a société par actions simplifiée organized and existing under the laws of France and with registered offices at 89-91 avenue Ledru-Rollin, 75011 Paris, France registered with the Commercial Registry of Paris under number 484 374 533 R.C.S. Paris (the “Company”) for the acquisition of 100% of the share capital of the Company on a Fully Diluted Basis dated March 15, 2015 (the “Main Stock Purchase Agreement”).

WHEREAS, each of the Main Sellers are referred to herein as a “Guaranteed Party” and collectively as the “Guaranteed Parties”.

WHEREAS, Guarantor expects to derive substantial indirect benefit from the Main Stock Purchase Agreement and wishes to enter into this Guarantee as an inducement for the Guaranteed Parties to enter into the Main Stock Purchase Agreement.

NOW THEREFORE, in consideration of the foregoing and other good and valuable consideration, the adequacy, receipt and sufficiency of which are hereby acknowledged, the Guarantor covenants and agrees as follows:

1.                          Definitions

Except as otherwise defined herein, capitalized terms used but not defined herein shall have the meanings ascribed to them in the Main Stock Purchase Agreement.

2.                          Guarantee

Subject to the provisions hereof, Guarantor, as surety and not as primary obligor, hereby irrevocably and unconditionally guarantees to each Guaranteed Party (i) in accordance with Sections 1.2, 1.3, 1.4 and 1.5 of the Main Stock Purchase Agreement the timely payment of the Purchase Price and the Conditional Deferred Payments, (ii) in accordance with Section 1.4 of the Main Stock Purchase Agreement, the timely payment of the Total Exercise Price on behalf and for the account of the Main Sellers holding Company Options and (iii) the timely payments and performance when due of all covenants and other obligations of the Purchaser to be paid or performed under the Main Stock Purchase Agreement prior to, at and after the Closing (including for the avoidance of doubt the obligation to consummate the Transactions pursuant to the terms of the Main Stock Purchase Agreement) (the “Guaranteed Obligations”).

If the Purchaser fails to pay or perform any Guaranteed Obligations, Guarantor shall, upon Demand in accordance with Section 3 hereof by any Sellers’ Representative, on behalf of a Guaranteed Party or certain Guaranteed Parties, promptly pay to such Guaranteed Party or certain Guaranteed Parties, pursuant to the terms of this Guarantee, the amount due to such Guaranteed Party(ies) in the same currency and manner provided for in the Main Stock Purchase Agreement.

Guarantor’s liability hereunder shall be and is specifically limited to the amount and nature of payments expressly required to be made in accordance with the Main Stock Purchase Agreement.  This Guarantee shall constitute a guarantee of payment and not of collection and the Guarantor waives any right to require that the Guaranteed Parties at any time proceed against the Purchaser or any security held for payment of the Guaranteed Obligations.  Guarantor shall have no right of subrogation with respect to any payments it makes under this Guarantee until all of the Guaranteed Obligations to the Guaranteed Parties are paid in full.

3.                    Demand

If Purchaser fails or refuses to pay or perform any Guaranteed Obligations, a Sellers’ Representative, on behalf of a Guaranteed Party , or certain Guaranteed Parties may make a demand upon Guarantor (a “Demand”).  A Demand shall be in writing and shall reasonably and briefly specify in what manner and/or what amount Purchaser has failed to pay or perform and an explanation of why such payment or performance is due, with a specific statement that the Guaranteed Party is or certain Guaranteed Parties are demanding payment or performance by Guarantor under this Guarantee.

4.                          Representations and Warranties

(a)                     Organization

The Guarantor is (i) an exempted company duly organized, validly existing and in good standing under the laws of the Cayman Islands; and (ii) has all corporate power and authority to carry on its business as it is now being conducted and to own, lease, use and operate the property and assets it now owns, leases, uses and operates, except where the failure to be so organized, existing and in good standing or to have such power and authority would not have, individually or in the aggregate, an adverse effect on the Guarantor’s ability to perform its obligations or to consummate the transactions hereunder.

(b)               Authorization

The Guarantor has full corporate power and authority to execute and deliver this Guarantee and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Guarantor of this Guarantee and the consummation of the transactions contemplated hereby have been duly authorized by the board of directors of the Guarantor, and no other corporate action on the part of the Guarantor is necessary to authorize the execution and delivery by the Guarantor of this Agreement or the consummation of the transactions contemplated hereby. No vote of, or consent by, the holders of any class or series of stock issued by the Guarantor is necessary to authorize the execution and delivery by the Guarantor of this Agreement or the consummation of the transactions contemplated hereby.

(c)                      Binding Agreement

This Guarantee has been duly executed and delivered by the Guarantor, and is a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally.

(d)                     No Conflict; Consents or Default

Neither the execution, delivery or performance by the Guarantor of its obligations under this Guarantee, the consummation by the Guarantor of the transactions contemplated hereby or compliance by the Guarantor with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the certificate of incorporation or by-laws of the Guarantor, (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Guarantor or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound, or (iv) violate any Requirements of Law applicable to the Guarantor, any of its subsidiaries or any of their properties or assets, excluding from the foregoing clauses (ii), (iii) and (iv) such violations, breaches or defaults which would not, individually or in the aggregate, have an adverse effect on the Guarantor’s ability to consummate the transactions contemplated herein or which arise from the regulatory status of the Company or its Subsidiaries.

5.                          Set-Offs and Counterclaims

The obligations of the Guarantor under this Guarantee shall not be subject to any defense or setoff, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality or unenforceability of the Guaranteed Obligations when due.

6.                          Amendment

No term or provision of this Guarantee shall be amended, modified, altered, waived, or supplemented, except in a writing signed by the Guarantor and the Guaranteed Parties.

7.                          Main Stock Purchase Agreement

Guarantor consents to the renewal, compromise, extension, acceleration or other changes in the time of payment of or other changes in the terms of the Guaranteed Obligations, or any part thereof or any changes, amendments or modifications to the terms of the Main Stock Purchase Agreement as agreed between the Purchaser and the Guaranteed Parties.

8.                          Continuing Guaranteed

Subject to the provisions of Section 9 hereof, this Guarantee shall remain in full force and effect and shall be binding on the Guarantor, its successors and assigns until such time as the Guaranteed Obligations have been fully paid or performed or otherwise extinguished pursuant to the terms of the Main Stock Purchase Agreement or this Guarantee.

9.                          Termination

This Guarantee shall terminate:

(a)                                 if the Closing shall occur (i) upon full payment, performance or other extinguishment of all of the Guaranteed Obligations pursuant to the terms of the Main Stock Purchase Agreement, or (ii) upon full payment, performance or other extinguishment of all of the Guaranteed Obligations pursuant to the terms of this Guarantee;

(b)                     if the Main Stock Purchase Agreement is terminated, upon termination of the Agreement.

10.                   Successors and Assigns

This Guarantee shall be binding upon Guarantor and its successors and assigns and inure to the benefit of each Guaranteed Party and its successors and assigns.  Guarantor shall not assign this Guarantee without the express written consent of the Guaranteed Parties.

11.             Notices

Any Demand, notice, request, instruction, correspondence or other document to be given hereunder shall be in writing and delivered personally or mailed by certified mail, postage prepaid and return receipt requested, or by facsimile with a confirmation copy sent within 24 hours after transmission by registered mail, return receipt requested, as follows:

If to Guarantor, to:

Cheetah Mobile Inc.

12/F, Fosun International Center Tower

No. 237 Chaoyang North Road

Chaoyang District, Beijing 100022

People’s Republic of China

Email: ***

with a copy (which shall not constitute notice)

Michael J. Mies, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1400

Palo Alto, CA 94301

Email: michael.mies@skadden.com

If to the Sellers’ Representatives, to:

Djamel Agaoua

c/o MobPartner S.A.S.

89-91 avenue Ledru-Rollin

75011 Paris, France

Email: ***

and

Alven Capital Partners

1 place Andre Malraux

75001 Paris (France)

Email: ***

All such notices, requests, demands, and other communications shall be deemed to have been duly given, in each case, on the date of the relevant receipt referred to above.

12.                               Governing Law; Jurisdiction

This Agreement shall be exclusively governed in all respects by the laws of France.  The commercial court of Paris (Tribunal de Commerce de Paris) shall have exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this Guarantee.

IN WITNESS WHEREOF, Cheetah has caused this Guarantee to be executed by its duly authorized officer as of the date first above written.

CHEETAH MOBILE INC.

By:	/s/ Sheng Fu
Name: Sheng Fu
Title: Chief Executive Officer

Accepted by :

Mr. Djamel Agaoua

	By:	/s/ Djamel Agaoua
Name: Djamel Agaoua

Alven Capital Partners

	By:	/s/ Jeremy Uzan
Name: Jeremy Uzan
Title: Partner